BNY MELLON CAPITAL MARKETS, LLC
(An Indirectly Wholly Owned Subsidiary of BNY)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON CAPITAL MARKETS, LLC
(An Indirectly Wholly Owned Subsidiary of BNY)

December 31, 2024

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
BNY Mellon Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

New York, New York
February 27, 2025

BNY MELLON CAPITAL MARKETS, LLC
(An Indirectly Wholly Owned Subsidiary of BNY)

Statement of Financial Condition

December 31, 2024

Assets

Assets:	
Cash	$ 1,051,836
Cash segregated for regulatory purposes	11,794,706
Receivable from broker-dealers and clearing organizations	94,335,286
Receivable from customers	13,080,873
Securities purchased under agreements to resell, net	1,199,875,025
Securities owned, at fair value (includes $4,282,600,858 pledged as collateral)	5,263,668,714
Derivative assets, net	19,095,764
Fees receivable	6,111,206
Interest receivable	16,499,743
Receivable from affiliates	326,103
Furniture, equipment, and leasehold improvements, at cost, (net of accumulated depreciation and amortization of $2,503,955)	39,618
Software and intangibles at cost (net of accumulated amortization of $15,560,950)	7,789,208
Deferred tax asset, net	4,844,511
Other assets	5,132,256
Total assets	$ 6,643,644,849

Liabilities and Member's Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 3,200,000,000
Payable to broker-dealers and clearing organizations	1,137,877,397
Payable to customers	1,830,246
Securities sold, not yet purchased, at fair value	1,929,600,406
Derivative liabilities, net	3,724,727
Payable to affiliates	9,528,841
Interest payable	3,593,140
Accrued compensation and other expenses	10,704,641
Other liabilities	5,943,661
Total liabilities	6,302,803,059
Member's equity	340,841,790
Total liabilities and member's equity	$ 6,643,644,849

See accompanying notes to Statement of Financial Condition.

(1)   Organization

BNY Mellon Capital Markets, LLC (the Company), is a wholly owned subsidiary of BNY Capital Markets Holdings, Inc. (the Parent), which, in turn, is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB) and Securities Investor Protection Corporation (SIPC). The Company is also registered as an introducing futures broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Most activities of the Company occur within the United States. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of BNY, are not guaranteed by BNY, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed, United States treasury and federal agency securities, which are cleared by the Company, and futures, which are cleared by Citigroup Global Markets, Inc. (Citi).

(2)   Summary of significant accounting policies

(a)   Financial statement presentation

The Company maintains its records in United States dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(b)   Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying footnotes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(c)   Restricted cash

Cash on deposit for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, which is reported on the Statement of Financial Condition as Cash segregated for regulatory purposes, is considered restricted cash. Cash on deposit with clearing organizations, which is reported on the Statement of Financial Condition as Receivable from broker-dealers and clearing organizations, is also considered restricted cash.

(d)   Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to pending and/or unsettled transactions, clearing deposits, and securities failed to deliver. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to pending and/or unsettled securities trading activity, margin borrowings and securities failed to receive. Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, but for which it has not delivered or received the securities

on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

(e)   *Receivable from and Payable to customers*

Receivable from and Payable to customers represent amounts due from/to customers, primarily related to unsettled securities transactions which are reported net by customer.

(f)   *Securities received from customers*

Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

(g)   *Securities owned and Securities sold, not yet purchased and principal transactions, net*

Financial instruments such as securities owned and securities sold, not yet purchased, are stated at fair value. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Financial model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(h)   *Derivative contracts*

Derivatives are stated at fair value. Derivatives in unrealized gain positions are recognized as assets while derivatives in unrealized loss positions are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent they are subject to legally enforceable netting agreements. Derivatives include forward settling trades such as when-issued and to-be-announced (TBA) securities, listed futures contracts and options on futures are recorded on a trade date basis. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models.

(i)   *Fair value measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring fair value:

Level 1 inputs   Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs   Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical or similar instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.

Level 3 inputs   Best information available when no observable market activity or observable inputs for the asset or liability exist at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities, derivatives, and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities and derivatives.

In valuing level 3 securities, if any exist, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company utilizes model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 10 for more information.

(j)   *Securities purchased under agreements to resell and Securities sold under agreements to repurchase*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the Statement of Financial Condition in accordance with ASC Subtopic 210-20, *Balance Sheet - Offsetting.* See footnote 11 for more information.

It is the Company's policy to take possession of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Once pledged, these securities are considered encumbered securities. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to re-pledge or resell the securities to others.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreements to repurchase contract amounts and are included in the respective lines on the Statement of Financial Condition.

(k)   *Furniture, equipment, leasehold improvements, software and intangibles*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease. Software is depreciated over a five-year period.

(l)   *Income taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY, pursuant to a tax sharing agreement between BNY and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the

financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with ASC topic 740, Income Taxes, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(m) Leasing

The Company determines whether an arrangement is a lease at inception. Right-of-use (ROU) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date or at lease modification date for certain lease modifications. For all leases, the Company uses a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at lease commencement date or at the modification date for certain lease modifications in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases. The Company is not a party to any leases at December 31, 2024.

(n) Expected Credit Losses

In accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*, the Company has recorded a credit reserve of $11,175 included in Other liabilities on the Statement of Financial Condition. Credit reserves were established based on expected credit loss models and approaches that include consideration of multiple forecast scenarios, unfunded off-balance sheet commitments and other methodologies. Under ASC 326, the Company has elected to use the collateral maintenance provision practical expedient for its collateralized financing agreements.

(o) Segment Information

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). In addition, disclosure will be required of the title and position of CODM, and how the CODM uses the reported measure of

segment profit or loss in assessing segment performance and deciding how to allocate resources. We adopted this guidance as of December 31, 2024.

The Company manages its business within a single operating segment in accordance with ASC Topic 280, *Segment Reporting* (ASC 280). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the CODM, which is the principal executive officer, in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

(3)   Securities owned and Securities sold, not yet purchased, at fair value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2024:

	Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$ 214,317,365	15,824,082
U.S. treasury obligations	2,255,421,341	1,911,608,672
U.S. government agency securities	76,555,480	-
Agency mortgage-backed securities	2,138,609,859	-
State and municipal obligations	160,950,779	30,852
Certificates of deposit	1,340,311	-
Commercial paper	408,717,460	-
Equity securities	7,756,119	2,136,800
	$ 5,263,668,714	1,929,600,406

(4)   Receivable from and Payable to broker-dealers and clearing organizations and customers

Receivable from and payable to broker-dealers and clearing organizations and customers consist of the following at December 31, 2024:

		Receivable	Payable
Receivable from/payable to clearing brokers	$	2,034,464	603,171,668
Securities fail-to-deliver/receive - broker-dealers		82,250,822	119,169,622
Trades pending settlement		-	415,536,107
Deposits at clearing organizations		10,050,000	-
Receivable from and Payable to broker-dealers and clearing organizations		94,335,286	1,137,877,397
Collateral receivable from/payable to customers		-	1,820,181
Receivable from/payable to customers		13,080,873	10,065
Receivable from and Payable to customers	$	13,080,873	1,830,246

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through Pershing on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures transactions, which are cleared through Citi. The amount receivable from clearing broker is due from Citi and amount payable to the clearing broker is due to Pershing and is primarily comprised of a margin loan payable for securities owned and financed.

Securities fail-to-receive and fail-to-deliver from brokers represent unsettled trades which are past settlement date that either the Company has not received payment (or delivered securities), or the Company has not received securities (or made payment).

Trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The fair market value of such securities at December 31, 2024 approximates the amounts owed.

The Deposits at clearing organizations represent balances on deposit that are required in order to do business and are reviewed periodically.

The Company receives and pays collateral against open contractual commitments. Cash collateral is reflected in the financial statements. Non-cash collateral is not reflected in the financial statements.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis. The Company requires additional collateral to be deposited or returned, and likewise, counterparties request and return collateral as deemed necessary.

(5)   Furniture, equipment, and leasehold improvements

Furniture, office equipment, computer equipment and software consist of the following as of December 31, 2024:

Furniture and office equipment	$	1,531,819
Computer equipment		1,011,754
Total furniture, office equipment and computers		2,543,573
Less accumulated depreciation		2,503,955
Furniture, equipment, leasehold improvements, net	$	39,618
Software	$	23,350,158
Less accumulated amortization		15,560,950
Software, net	$	7,789,208

(6)   Securities purchased under agreements to resell and Securities sold under agreements to repurchase

At December 31, 2024, the Company had received securities with a fair value of $2,528,255,688 as collateral for the counterparty's obligation for securities purchased under agreements to resell of $2,527,855,875. These particular transactions are primarily overnight contracts for U.S. treasuries, in which the principal values are reset regularly.

At December 31, 2024, the Company had pledged securities with a fair value of $4,592,916,153 as collateral for its obligation for securities sold under agreements to repurchase of $4,527,980,850.

(7)   Line of credit

The Company maintains an uncommitted line of credit of $1 billion with BNY Mellon IHC, LLC. The line of credit is used to finance the Company's trading business. Principal is payable on demand. This line was not in use at December 31, 2024.

(8)   Related-party transactions

The Company conducts recurring business with affiliated entities including significant financing and operating transactions. During the year ended December 31, 2024, such transactions included purchases of securities under agreements to resell, custody and other advisory services. The affiliates also provide legal, tax, banking, data processing, rent, and other administrative support services to the Company pursuant to cost sharing agreements between the Company and BNY and affiliates.

As of December 31, 2024, the Company had fees receivable from affiliate of $22,500 for the issuance of affiliate debt.

At December 31, 2024 the margin balance payable to Pershing was $319,100,394 and is included in Payable to brokers-dealers and clearing organizations. The contract price of trades pending settlement at Pershing will become part of the margin balance upon settlement. See footnote 4 for additional information.

As of December 31, 2024, amounts payable to affiliates of $9,528,841 consist of payables related to accounts payable processing and intercompany service payments made by an affiliate on behalf of the Company

including income tax. Amounts payable to and receivable from affiliates are generally settled at least quarterly.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

Assets:		
Cash	$	1,051,836
Fees receivable		22,500
Receivable from affiliates		326,103
Total assets	$	1,400,439
Liabilities:		
Payable to broker-dealers and clearing organizations	$	603,171,668
Payable to affiliates		9,528,841
Total liabilities	$	612,700,509

(9) Financial instruments

a) Fair value

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include certain debt equity securities, derivative financial instruments actively traded on exchanges and highly liquid government bonds.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities included debt instruments that are traded less frequently than exchange-traded securities and derivative financial instruments whose model inputs are observable in the market or can be corroborated by market-observable data. Examples in this category are MBS, corporate debt securities and over-the-counter (OTC) derivative contracts.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	Assets at fair value as of December 31, 2024				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	214,317,365	-	-	214,317,365
U.S. treasury obligations	2,255,421,341	-	-	-	2,255,421,341
U.S. government agencies	-	76,555,480	-	-	76,555,480
Agency mortgage-backed securities	-	2,138,609,859	-	-	2,138,609,859
State and municipal obligations	-	160,950,779	-	-	160,950,779
Certificates of deposit	-	1,340,311	-	-	1,340,311
Commercial paper	-	408,717,460	-	-	408,717,460
Equity securities	7,756,119	-	-	-	7,756,119
Total securities owned, at fair value	2,263,177,460	3,000,491,254	-	-	5,263,668,714
Derivative assets, at fair value					
Fixed income forwards	-	32,979,302	-	(13,936,169)	19,043,133
Interest rate derivatives	52,631	-	-	-	52,631
Total derivative assets, at fair value	52,631	32,979,302	-	(13,936,169)	19,095,764
Total fair valued assets	$ 2,263,230,091	3,033,470,556	-	(13,936,169)	5,282,764,478

[1] Includes the effect of netting agreements and net cash collateral received.

	Liabilities at fair value as of December 31, 2024				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities sold, not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	15,824,082	-	-	15,824,082
U.S. treasury obligations	1,911,608,672	-	-	-	1,911,608,672
State and municipal obligations	-	30,852	-	-	30,852
Equity securities	2,136,800	-	-	-	2,136,800
Total securities sold, not yet purchased, at fair value	1,913,745,472	15,854,934	-	-	1,929,600,406
Derivative liabilities, at fair value					
Fixed income forwards	-	20,933,787		(17,209,060)	3,724,727
Total derivative liabilities, at fair value	-	20,933,787	-	(17,209,060)	3,724,727
Total fair valued liabilities	$ 1,913,745,472	36,788,721	-	(17,209,060)	1,933,325,133

[1] Includes the effect of netting agreements and net cash collateral paid.

b) *Derivative instruments*

The Company enters into various transactions involving derivative instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including TBAs. These derivative instruments are used to manage exposure to market and interest rate risk.

Futures, forward-settling securities and TBAs provide for the delayed delivery of the underlying instrument. As a seller of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is transacted the next business day for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on derivative instruments is limited to the unrealized fair value gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2024:

	Notional value (in thousands)	Derivative assets, at fair value	Derivative liabilities, at fair value
Forwards:			
Fixed income securities	9,847,536 $	32,979,302	20,933,787
Interest Rate Derivatives:			
Secured Overnight Financing Rate Futures	483	52,631	-
Total gross derivatives, at fair value	$	33,031,933	20,933,787
Impact of netting		(13,936,169)	(13,936,169)
Cash collateral applied		-	(3,272,891)
Total net derivatives, at fair value	$	19,095,764	3,724,727

c) *Financial Assets and Liabilities not measured at Fair Value*

The fair values of other financial assets and liabilities (consisting primarily of Receivable from and Payable to broker-dealers and clearing organizations; Receivable from and Payable to customers; Securities purchased under agreements to resell and Securities sold under agreements to repurchase) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

Summary of financial instruments

		Fair value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:					
Cash	$ 1,051,836	-	-	1,051,836	1,051,836
Cash segregated for regulatory purposes	11,794,706	-	-	11,794,706	11,794,706
Receivable from broker-dealers and clearing organizations	10,050,000	84,285,286	-	94,335,286	94,335,286
Receivable from customers	-	13,080,873	-	13,080,873	13,080,873
Securities purchased under agreements to resell, net	-	1,199,875,025	-	1,199,875,025	1,199,875,025
Fees receivable	-	6,111,206	-	6,111,206	6,111,206
Interest receivable	-	16,499,743	-	16,499,743	16,499,743
Receivable from affiliates	-	326,103	-	326,103	326,103
Total	$ 22,896,542	1,320,178,236	-	1,343,074,778	1,343,074,778
Liabilities:					
Securities sold under agreements to repurchase, net	$ -	3,200,000,000	-	3,200,000,000	3,200,000,000
Payable to broker-dealers and clearing organizations	-	1,137,877,397	-	1,137,877,397	1,137,877,397
Payable to customers	-	1,830,246	-	1,830,246	1,830,246
Payable to affiliates	-	9,528,841	-	9,528,841	9,528,841
Interest payable	-	3,593,140	-	3,593,140	3,593,140
Total	$ -	4,352,829,624	-	4,352,829,624	4,352,829,624

(10) Offsetting of assets and liabilities

The following tables present derivative assets and liabilities and financial instruments that are subject to an enforceable netting agreement.

Offsetting of Derivative Assets and Financial Instruments

(in thousands)				Net assets recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition [1]		
		Gross assets recognized	Offset in the statement of financial condition		Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:							
Fixed income forwards	$	32,979	(13,936)	19,043	-	-	19,043
Total derivative assets subject to netting arrangements:		32,979	(13,936)	19,043	-	-	19,043
Derivative assets not subject to netting arrangements:							
Interest rate derivatives		53	-	53	-	-	53
Total derivative assets not subject to netting arrangements:		53	-	53	-	-	53
Total derivative assets, at fair value	$	33,032	(13,936)	19,096	-	-	19,096
Securities purchased under agreements to resell, subject to netting arrangements:	$	2,527,856	(1,327,981)	1,199,875	(1,199,875)	-	-

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

Offsetting of Derivative Liabilities and Financial Instruments

(in thousands)		Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition [1]		Net amount
					Financial instruments	Cash collateral received	
Derivative liabilities subject to netting arrangements:							
Fixed income forwards	$	20,934	(13,936)	6,998	-	-	6,998
Total derivative liabilities subject to netting arrangements:		20,934	(13,936)	6,998	-	-	6,998
Total derivative liabilities, at fair value	$	20,934	(13,936)	6,998	-	-	6,998
Securities sold under agreements to repurchase, subject to netting arrangements:	$	4,527,981	(1,327,981)	3,200,000	(3,200,000)	-	-

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(11) Repurchase Agreements

The following table presents repurchase agreements by maturity and the type of collateral pledged to counterparties.

		Overnight and Continuous	Less than 30 days	Total
Repurchase Agreements				
U.S. treasury obligations	$	2,151,423,480	195,998,987	2,347,422,467
U.S. government agency securities		49,418,783	29,416	49,448,199
Agency mortgage-backed securities		2,077,138,587	53,971,597	2,131,110,184
Total Gross Liabilities Collateral Pledged	$	4,277,980,850	250,000,000	4,527,980,850

The Company's repurchase agreement transactions subject the Company to market risk, as any declines in the fair value of the securities that collateralize the repurchase agreement require the Company to pledge additional collateral based on predefined terms within the agreements.

(12) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2024, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:

Securities purchased under agreement to resell	$	2,148,188,842

Use of available collateral - pledged:

Securities sold under agreement to repurchase	$	4,213,741,358
Securities collateral pledged to clearing organizations		68,859,500
	$	4,282,600,858

The Securities sold under agreements to repurchase and Securities purchased under agreements to resell transactions are generally executed under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities. All collateral delivered to counterparties which collateralize Securities sold under agreement to repurchase transactions are considered encumbered assets.

(13) Regulatory Requirements

a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2024, the Company had a $2,161,447 reserve deposit requirement. At December 31, 2024, cash of $11,794,706 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer related transactions of $220,498 as defined.

As an introducing broker registered with the CFTC, the Company is also subject to the net capital requirements of Regulation 1.17 of the Commodities Exchange Act. Under Regulation 1.17, the

Company is required to maintain the greater of adjusted net capital of $45,000 or the amount of net capital required by Rule 15c3-1.

At December 31, 2024, the Company had net capital of $279,504,469, which was $279,254,469 in excess of the minimum net capital required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(14) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $5,204,425 and a gross deferred tax liability of $359,914 at December 31, 2024. The deferred tax asset is primarily attributable to intangibles and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $4,844,511. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal and state and local taxes payable of $2,435,523 and $400,395 respectively, are included in payable to affiliates on the statement of financial condition. State taxes receivable of $776,262 are included in other assets on the statement of financial condition.

BNY's federal consolidated income tax returns are open to examination from 2017 through 2019 and after 2020. The New York State income tax returns are open to examination after 2015 and the New York City income tax returns are open to examination after 2014. The Company's New Jersey returns are open to examination after 2019.

(15) Financial Instruments and Related Risks

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations. The Company conducts business with brokers and dealers that are members of the major securities exchanges.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2024 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the Statement of Financial Condition. Market fluctuations of securities owned may require sale at prices which differ from values reflected on the Statement of Financial Condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(16) Commitments and Contingencies

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing broker may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date.

The Company has been responding to a request for information from the SEC and the CFTC concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC and CFTC have been conducting similar inquiries into recordkeeping practices at other financial institutions. On August 14, 2024, the SEC issued an order under which BNY agreed to pay a $40 million penalty and to certain undertakings to resolve the SEC matter. The fine has been paid, and BNY is complying with the other settlement terms. BNY did not seek reimbursement from the Company. BNY and the Company continue to cooperate with the CFTC's inquiry.

As part of the Company's investment banking activities, the firm regularly enters into agreements which could create firm commitments on behalf of the Company and the issuer or underwriting group, which are generally short term in nature. These firm commitments are subject to the SEC's Net Capital rules and are reported on the Company's Net Capital Computation. As of December 31, 2024, the Company's Net Capital Computation reported firm commitment charges from underwriting activities of $3,659,748.

(17) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through February 27, 2025 and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.